UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

NeuBase Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

64132K102

(CUSIP Number)

Dietrich Stephan, Ph.D. 700 Technology Drive Pittsburgh, PA 15219 (412) 683-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 5

CUSIP No. 64132K102
(1) Names of reporting persons	Dietrich Stephan, Ph.D.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization	United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	3,311,930(1)
(8) Shared voting power	2,547,639(2)
(9) Sole dispositive power	3,311,930(1)
(10) Shared dispositive power	2,547,639(2)
(11) Aggregate amount beneficially owned by each reporting person	5,859,569(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	34.3%(1)
(14) Type of reporting person (see instructions)	IN

(1)	Includes 3,311,930 shares of Common Stock of which Dr. Stephan has the right to acquire beneficial ownership within 60 days of July 22, 2019 through the exercise of options.
(2)	Shares held directly by Lipizzaner LLC, of which Dr. Stephan is the sole member.

SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (the "Common Stock"), of NeuBase Therapeutics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 Technology Drive, Third Floor, Pittsburgh, PA 15219.

Item 2. Identity and Background.

(a) The Reporting Person’s name is Dietrich Stephan, Ph.D.

(b) The business address of Dr. Stephan is 700 Technology Drive, Third Floor, Pittsburgh, PA 15219.

(c) The principal occupation of Dr. Stephan is President and Chief Executive Officer and member of the Board of Directors of the Issuer.

(d) Dr. Stephan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Dr. Stephan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. United States of America.

(f) The citizenship of the Reporting Person is United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On September 6, 2018, Dietrich Stephan, Ph.D. acquired from a company previously known as NeuBase Therapeutics, Inc. ("Private NeuBase") 2,500,000 shares of the common stock of Private NeuBase ("Private NeuBase Stock") pursuant to a Restricted Stock Purchase Agreement. On December 31, 2018, Private NeuBase granted Dietrich Stephan, Ph.D., an option to purchase 3,250,000 shares of Private NeuBase Stock (“Private NeuBase Option”) pursuant to a Stock Option Agreement under the Private NeuBase 2018 Equity Incentive Plan. Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 2, 2019, by and among the Issuer, Ohr Acquisition Corp., and Private NeuBase, as amended (the "Merger Agreement"), at the closing of the merger provided for in the Merger Agreement (the "Merger"), (i) each share of Private NeuBase Stock was automatically converted into 1.019055643 shares of Common Stock, which resulted in Dr. Stephan holding an aggregate of 2,547,639 shares of Common Stock as of July 22, 2019 and (ii) the vesting of the Private NeuBase Option was accelerated in full and converted into and became an option to purchase shares of Common Stock, the Issuer assumed the Private NeuBase 2018 Equity Incentive Plan and the number of shares of Private NeuBase Stock subject to the Private NeuBase Option was multiplied by 1.019055643, which resulted in Dr. Stephan holding an option to purchase 3,311,930 shares of Common Stock exercisable within 60 days of July 22, 2019. Dr. Stephan’s personal funds were the source of the funds for the purchase of the shares of Common Stock covered by this Schedule 13D. No part of the purchase price of the shares of Common Stock covered by this Schedule 13D were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock covered by this Schedule 13D.

Item 4. Purpose of Transaction.

Dietrich Stephan, Ph.D., acquired the shares of Common Stock covered by this Schedule 13D for investment purposes. Since the effective time of the Merger, Dr. Stephan has served as a director and executive officer of the Issuer. The information in Item 3 of the Schedule 13D is incorporated herein by reference.

SCHEDULE 13D	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

(a) Dietrich Stephan, Ph.D. is the beneficial owner of 5,859,569 shares of Common Stock (which includes the right to acquire 3,311,930 shares of Common Stock within sixty days of July 22, 2019 through the exercise of options) which represent 34.3% of the Common Stock outstanding.

(b) Dietrich Stephan, Ph.D.:

(1) Sole Voting Power: 3,311,930(1)

(2) Shared Voting Power: 2,547,639(2)

(3) Sole Dispositive Power: 3,311,930(1)

(4) Shared Dispositive Power: 2,547,639(2)

(1)	Includes 3,311,930 shares of Common Stock of which Dr. Stephan has the right to acquire beneficial ownership within sixty days of July 22, 2019 through the exercise of options.

(2)	Shares held directly by Lipizzaner LLC, of which Dr. Stephan is the sole member.

(c) Pursuant to the Merger Agreement, at the closing of the Merger, each share of Private NeuBase Stock was automatically converted into 1.019055643 shares of Common Stock, which resulted in Dr. Stephan holding, as of July 22, 2019 (i) an aggregate of 2,547,639 shares of Common Stock and (ii) the right to acquire 3,311,930 shares of Common Stock within sixty days through the exercise of options. Except as set forth in the preceding sentence, Dr. Stephan has not effected any transaction in shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Lockup Agreements

Dietrich Stephan, Ph.D., along with all of the Issuer's former directors and officers prior to the completion of the Merger, have entered into agreements (the "Lockup Agreements") pursuant to which such parties have agreed that until the date that is 90 calendar days after the closing date of the Merger, subject to certain customary exceptions, they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such parties in accordance with the rules and regulations of the Securities and Exchange Commotion and securities of the Issuer which may be issued upon exercise of a stock option or warrant that are currently or hereafter owned by such parties (collectively, the “Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition, (b) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares regardless of whether any such transaction described in clause (a) above or this clause (b) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (c) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing description of the Lockup Agreements do not purport to be complete and is qualified in its entirety by reference to the full text of the Lockup Agreements, which were filed as Exhibit 2.4 to the Company’s Form S-4 (No. 333-230168) filed with the SEC on March 8, 2019 and incorporated herein by reference.

Employment and Other Benefits

Dr. Stephan will be entitled to receive compensation and other benefits as an employee of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time.

SCHEDULE 13D	Page 5 of 5

Other than as described in this Schedule 13D, to the best of Dr. Stephan’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Stephan and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 2.4 to the Issuer's Form S-4 (No. 333-230168) filed on March 8, 2019).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	July 22, 2019	Signature:	/s/ Sam Backenroth, as attorney-in-fact for Dietrich Stephan, Ph.D